Filed by First Mid-Illinois Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: SCB Bancorp, Inc.
First Mid Exchange Act File No.: 001-36434

June 12, 2018
To Soy Capital Employees,
We were very pleased to announce the definitive agreement reached between SCB Bancorp, Inc. (“Soy Capital”) and First Mid-Illinois Bancshares, Inc. (“First Mid”) to merge. With each company having deep roots in Illinois, there are parallel histories of rich tradition, growth and providing great service in our communities.
In the joint news release, we communicated many reasons why we found Soy Capital attractive and a good fit for First Mid. All of First Mid’s lines of business, the bank, insurance and wealth and farm management, align perfectly with Soy Capital’s franchise. Soy Capital has a long history of delivering excellent service with a community-minded focus and an unmatched diversity of revenue.
You have built a strong reputation with your customers and this is something for which you should be proud. With our shared values, we hope to build on this foundation of great customer focus and commitment.
We look forward to meeting with you soon and sharing our story and excitement around the joining of our companies. You undoubtedly have many questions about First Mid. We will try and answer as many questions as possible. My team and I are planning meetings with Soy Capital employees at the following times and locations:

Wed., June 13, 1:00 p.m. - Soy Capital Ag Services, Double Tree Hotel, 10 Brickyard Dr., Bloomington
Wed., June 13, 4:00 p.m. - J.L. Hubbard Insurance and Bonds, 1090 S. Route 51, Forsyth
Wed., June 13, 6:00 p.m. - Soy Capital Bank and Trust, 455 N. Main St., Decatur (lower level)
Thur., June 14, 6:00 p.m. - Soy Capital Bank and Trust, 2306 E. Washington St., Bloomington (lobby)

Over the course of the upcoming weeks and months, we will work through the necessary regulatory and shareholder approvals and plan to close on the transaction by late-2018.

In the meantime, our team looks forward to meeting with you and sharing more about First Mid and the exciting possibilities that lie ahead.

Sincerely,

/s/ Joe Dively

Joe Dively
Chairman and CEO
First Mid-Illinois Bancshares, Inc.
217-258-9520
jdively@firstmid.com

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1421 Charleston Avenue Mattoon, Illinois 61938
(P) 217-258-0409 (F) 217-258-0485 (W) www.firstmid.com

Forward Looking Statements
This document may contain certain forward-looking statements about First Mid-Illinois Bancshares, Inc. (“First Mid”) and SCB Bancorp, Inc., an Illinois corporation (“SCB”), such as discussions of First Mid’s and SCB’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and SCB intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and SCB, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and SCB will not be realized or will not be realized within the expected time period; the risk that integration of the operations of SCB with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approval; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and SCB; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and SCB’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and SCB; and accounting principles, policies and guidelines. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information
First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of SCB that also constitutes a prospectus of First Mid, which will be sent to the stockholders of SCB. Investors in SCB are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to SCB Bancorp, Inc., 455 North Main Street, Decatur, Illinois 62523, Attention: Investor Relations. A final proxy statement/prospectus will be mailed to the stockholders of SCB.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation
First Mid and SCB, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 16, 2018. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.